Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Fourth Quarter and Full Year of 2020 Hamilton, Bermuda, February 26, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and twelve months ended December 31, 2020.

Highlights in the Fourth Quarter of 2020

•	Total operating revenues of $60.2 million, net loss of $46.7 million and Adjusted EBITDA of $6.6 million for the fourth quarter of 2020.
•	On October 5, 2020, equity offering raised total proceeds of $27.5 million. A subsequent offering closed on November 30, 2020, raising an additional $5.3 million.
•	The Company entered into agreements to divest its remaining three non-core drilling rigs for total gross proceeds of $17.5 million.

Subsequent events

•
In January, the Company finalized the terms and executed agreements with certain of its creditors for the previously announced liquidity improvement plan and completed an equity offering raising gross proceeds of $46 million.

•	The Company has been awarded eight new contracts/LOAs/LOIs or contract extensions since the start of the fourth quarter 2020 to the date of this report.

CEO, Patrick Schorn commented:

"In the fourth quarter 2020 and up until the end of January 2021, our main focus has been to complete the previously announced liquidity improvement plan, including restructuring of the debt maturities, interest payments and capex delivery payments. We are pleased to have reached a solution with our stakeholders, which allows the Company to focus on its customers, safe and efficient operations and continue to deploy our fleet in a strengthening market. With oil prices above $60/bbl we anticipate seeing a stronger market developing going forward.

Even though we received broad support for the liquidity improvement plan, concluded in January, we are convinced that some opportunities remain to further improve our capital structure and liquidity in 2021. Part of the future liquidity improvement also will have to come from our Mexico operations. In order to achieve this we are pursuing several independent initiatives intended to allow us to improve the cash distributions from the JV operations in Mexico back into Borr Drilling. We are pleased to announce the award of new contracts with key customers, and the extension of current contracts.

In Mexico, on of the integrated well services JVs has been awarded contract extension from Pemex which will keep the five rigs the Company has in the region active until the end of 2021. Additionally, the Company has entered into a multi-year contract for one of its currently active rigs in Thailand, with a strategically important customer in the region.

The fourth quarter financials were impacted by the lower activity at the start of the quarter, and higher expenses related to the COVID pandemic (approximately $6 million for the quarter). However, the activity since the third quarter is increasing, with three previously idle rigs having started new contracts in the fourth quarter, and three more expected to commence operations in the first half of 2021."

The full report, financial statements and Fleet Status Report is available in the enclosed file to this release.

February 26, 2021
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda
Questions should be directed to:
Magnus Vaaler: CFO, +47 22483000